May 28, 2019

Valerie J. Lithotomos

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Leader Funds Trust (the “Trust”)

File Nos.: 811-23419; 333-229484

Dear Ms. Lithotomos:

On May 13, 2019, the Trust filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective No. 1 on Form N-1A under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “1940 Act”) to offer shares of Leader Short Duration Bond Fund, Leader Total Return Fund, and Leader Floating Rate Fund (each individually a “Fund” and together the “Funds”). You recently provided comments relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have included the new comments and the original comments, where applicable, in this letter and provided the Trust’s response below each such comment.

Prospectus

1.	Comment: You asked that the Trust provide additional information in the response letter on the nature, purpose and proposed timing of the transaction between the Fund and the Predecessor Fund and not simply reference the discussion in the N-14.

Original Comment: Your cover letter states that you contemplate a merger of the Funds and the Leader Short Duration Bond Fund, Leader Total Return Fund and Leader Floating Rate Fund, each a series of Northern Lights Fund Trust (the “Predecessor Funds”). In your response letter, please explain the nature, purpose, and proposed timing of the transaction between the Funds and the Predecessor Funds.

Response: The purpose of the Reorganizations is to move each Fund to a new trust called Leader Funds Trust. Each Predecessor Fund currently operates as a separate series of Northern Lights Fund Trust. Leader Capital Corp. (“Leader” or the “Advisor”) currently serves as the investment adviser for each Predecessor Fund. In considering the prospects of the Predecessor Funds, Leader concluded that becoming a series of a branded family of funds exclusively containing funds managed by Leader may benefit the Predecessor Funds. Leader has indicated that it views such a transition as important to a strategic plan that it believes will result in more customized distribution support for the Funds, thereby resulting in good prospects for increased assets and decreased operating expenses over the long term. As a result of the Reorganizations, the Funds will operate

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

under the supervision of a new board of trustees that is responsible only for the Funds. This Board will be solely focused on the success of the Funds and will be provided an opportunity to work closely with Leader. The special joint meeting of shareholders is scheduled for June 3, 2019 and the reorganization is scheduled to close shortly after approval by shareholders.

5.	Comment: For Leader Floating Rate Fund, please update footnote (4) to include the following disclosure:

“…any recoupments will not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in effect at the time of waiver/reimbursement; and (2) the expense cap in effect at the time of recoupment.”

Response: Footnote (4) has been updated to include the following disclosure:

“Any expense waivers and reimbursements made by the Advisor are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment does not exceed both: (1) the expense cap in effect at the time of waiver/reimbursement; and (2) the expense cap in effect at the time of recoupment, if applicable.”

6.	Comment: Please explain, if known, why redemptions increased in the Predecessor Funds. Additionally, please add disclosure to the prospectus that explains why portfolio turnover rates have increased over the two most recently completed fiscal years.

Response: The Trust does not know the specific reasons why investors chose to redeem from the Predecessor Funds. In addition, the statement of additional information (the “SAI”), filed as part of the N-1A filing, included a brief discussion about why portfolio turnover rates have varied over the two most recently finished fiscal years. This language has been added to the “Portfolio Turnover Risk” factor in the prospectus.

7.	New Comment: Please expand on your responses to written comment 9. You specifically asked that we clarify what type of CLO tranches the Funds will invest in (e.g., equity, non-investment grade). Please expand on the CLO investment selection process.

Original Comment: All Funds will invest in collateralized loan obligations (“CLOs”). Please tell us whether there is a limit on the amount of the Funds’ investments in CLOs and whether CLOs are treated as illiquid investments by the Funds. Also, please disclose what tranches the Funds will invest in (e.g., equity, non-investment grade). Depending on your response, we may have further questions.

Response: As previously disclosed, the Funds may invest in CLOs and the level of exposure a Fund has to CLOs and the type of tranches invested in is completely dependent on the adviser’s risk return analysis on such investments versus other investments available to a Fund. The Funds will invest in debt tranches and will limit such investments to A rated or better debt tranches. The adviser does not expect to invest in equity tranches. The adviser also selects CLOs based on its ranking of the underlying managers of the CLO. The adviser has developed its own proprietary ranking system for these managers and will only invest in CLOs that are managed by Tier 1 or Tier 2 managers. The adviser’s system ranks managers based upon years of experience, performance history, and depth of staff.

Each CLO, as part of the investment process, is analyzed by the adviser to determine whether it is liquid. The adviser manages each Fund to comply with the 15% limitation on investments in illiquid securities. The adviser does not automatically consider a CLO to be illiquid, so it is possible at times for a Fund to have more than 15% of its net assets invested in CLOs.

When the Leader Floating Rate Fund was being organized the Staff had similar concerns at that time as you have shared in your recent comments regarding the liquidity of CLOs. We can provide the original report submitted to the Staff along with some additional updated information on the CLO market if that would be helpful. The updated trading information demonstrates the CLO market is liquid and is seeing more trading volume on average than when the Leader Floating Rate was originally formed.

8.	New Comment: Please expand on your responses to written comment 11. Please expand on the investment selection process as it relates CLOs, Residential Mortgage-Backed Securities (RMBS”), Commercial Mortgage-Backed Securities (“CMBS”), and Collateralized Debt Obligations (“CDOs”).

Original Comment: Leader Floating Rate Fund will invest in CLOs, Residential Mortgage-Backed Securities (RMBS”), Commercial Mortgage-Backed Securities (“CMBS”), and Collateralized Debt Obligations (“CDOs”) Please tell us how much of the Fund’s assets are expected to be invested in each of these types of investment, and whether there is a limit on any such investments, either by investment type or in the aggregate.

Response: The Leader Floating Rate Fund invests in both senior and subordinate debt tranches of CLOs, CDOs, RMBS and CMBS. Senior tranches are structured so they are first in line to receive payments from the underlying pool of loans, while subordinate tranches are lower in payment priority. Tranches rated A are typically no lower than third in payment priority and in all cases are not lowest in payment priority. By investing in A rated or better debt tranches, the Leader Floating Rate Fund will not be less than third in priority for payment. The adviser also considers its proprietary ranking of the underlying managers of these securities when selecting investments for the Leader Floating Rate Fund. The adviser will only invest in these securities if they are managed by Tier 1 or Tier 2 managers, as determined by the adviser’s proprietary ranking system. The adviser’s system ranks managers based upon years of experience, performance history, and depth of staff.

The level of exposure to these investments will be largely dependent on the adviser’s risk return analysis on such investments versus other investments available to the Leader Floating Rate Fund. Each investment is analyzed by the adviser to determine whether it is liquid. The adviser manages the Leader Floating Rate Fund to comply with the 15% limitation on investments in illiquid securities. The adviser does not automatically consider these investments to be illiquid, so it is possible at times for the Leader Floating Rate Fund to have more than 15% of its net assets invested in any, or all, of these investments.

9.	New Comment: Please provide more specific information as it relates to a Fund’s investments in CLOs, CDOs and CMOs and the process followed by the Trust’s Board in determining whether or not these investments are liquid.

Original Comment: If a Fund will invest more than 15% of its net assets in the issuers referenced in comments 9 and 11, above, please explain to us in detail how the Fund’s board of directors determined that these expected holdings are liquid (i.e., any investment that the Fund reasonably expects can be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.). See Investment Company Act Release No. 32315 (Oct. 13, 2016) at III.C.4 (discussing certain factors that a fund could consider in assessing the liquidity of its portfolio investments and providing guidance on specific issues associated with each of these factors). Your response should include general market data on the types of investments and data on the liquidity of specific investments of the type that the Fund will invest in, including information about:

a.	Whether the Fund imposes any limits as a percentage of its net assets with respect to the position sizes in the investment;
b.	What specific measures would the Fund take if it received a large redemption request;
c.	The existence of an active market for the investment, including the number, diversity, and quality of market participants;
d.	The frequency of trades or quotes for the investment, including the daily trading volume;
e.	The expected size of the Fund’s position in the investment relative to its average daily trading volume and, as applicable, the number of units of the investment outstanding;
f.	The volatility of trading prices for the investment;
g.	Bid-ask spreads for the investment;
h.	Restrictions on trading or transferring the investment;
i.	The availability of, and Fund adviser’s access to, information on underlying loans or other assets held by CLOs, CDOs and CMOs; and
j.	how the Fund will be able to appropriately value these investments on a daily basis.

Response: As previously disclosed, depending on the Fund in question, one or more of the investments listed in your original written comments 9 and 11 can potentially make up more than 15% of the Fund’s net assets at any given time. The Trust’s Board of Trustees is a new Board and has met only once as of the date of this response. At the Board’s Organizational Board Meeting, the Trustees’ discussed the adviser’s extensive experience managing open-end mutual funds that invest primarily in debt securities, including CLOs, CDOs and CMOs. They reviewed the adviser’s investment process as it relates to each Fund, noting that the adviser actively manages each Fund’s portfolio and will trade in and out of these securities based on the adviser’s view of a securities investment merits. The adviser provided information on its trading process, noting that generally the Funds’ investments will trade on multiple trading desks, thus, providing for greater liquidity. The adviser discussed its process for monitoring the underlying managers that are responsible for managing the CLOs, CDOs, and CMOs that the Funds may invest in. The adviser explained that it has developed a proprietary process for ranking the underlying managers and will only invest in tranches managed by managers receiving either its highest or second highest ranking. The factors that are considered by the adviser when ranking a manager are described in the prospectus and in responses 4 and 5 above. The Board considered that the Funds will invest only in A rated or better debt tranches.

The adviser discussed the purchase and redemption activity in the Predecessor Funds, noting that the Leader Short Duration Bond Fund and Leader Total Return Fund have experienced higher than normal redemption activity over the past several years. The adviser explained that it was able to manage the redemption activity in these Funds by selling investments while mitigating potential dilution of remaining shareholders interests.

The Trust’s Board met with the Predecessor Funds’ independent public accounting firm and discussed its experience in auditing the Predecessor Funds, and no material issues were brought to the attention of the Board during this meeting regarding the liquidity classification or valuation of the Funds’ investments. The Trust’s Board is also in the process of entering into an Agreement and Plan of Reorganization (the “Plan”) with the Predecessor Funds. As part of the Plan, the Predecessor Funds are making certain representations to the Trust as it relates to the Predecessor Funds and their compliance with prospectus and statement of additional information requirements, and the federal securities laws. At this time, the Trust’s Board has not been apprised of any compliance related issues as it relates to the Predecessor Funds’ compliance with their respective 15% limits on investments in illiquid securities. In addition, the Trust’s Board intends to be in compliance with the relevant requirements of Rule 22e-4 of the Investment Company Act of 1940 as it relates to small fund groups. The Trust’s liquidity risk management program has been drafted and will be adopted by the Board before its December 1, 2019 compliance deadline.

When the Leader Floating Rate Fund was being organized the advisor provided a report to the Staff regarding liquidity of CLOs. The Staff had similar concerns at that time as you have shared in your comments. We can provide the original report submitted to the Staff along with some additional updated information on the CLO market if that would be helpful. The updated information demonstrates the CLO market is liquid and is seeing more trading volume on average than when the Leader Floating Rate Fund was originally formed. This report considered such things as bids wanted in competition (BWIC), daily trade volume and bid ask spreads. The report also demonstrated that the higher the credit quality of the tranche the more liquid the CLO is which is why the adviser focuses A rated or better debt tranches.

10.	You restated your original comment on cybersecurity risk and requested the Trust to add to the Principal Risk sections the cybersecurity risk disclosure set forth later in the prospectus (on page 28). You stated that, if the Trust decides not to add cybersecurity risk to the Principal Risks section of the prospectus, explain why you believe it is unnecessary.

Response: The Trust has decided to leave cybersecurity risk in the prospectus but not list it as a principal risk. The Trust does consider cybersecurity risk to be a risk of investing in the Funds but does not believe it to rise to the level of a principal risk.

Accounting Comments

11.	As the Trust has not provided a seed balance sheet, please explain to us how the Trust intends to comply with section 14 of the 1940 Act.

Response: The Trust is relying on the Commission’s no-action relief provided to Cigna Aggressive Growth Fund (pub. avail. February 15, 1985). The SEC stated in Cigna that it will not raise any objections if immediately before the effective date of the transaction (i.e. a shell reorganization), the “shell” company does not have a net worth of $100,000 as required by section 14(a) of the 1940 Act. The proposed transaction here is a reorganization into a “shell company”.

12.	Confirm that the fee and expense tables are current to the most recent fiscal year end.

Response: The Trust confirms that the fee and expense information is current to most recent fiscal year end.

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Regards,

/s/ John H. Lively

On Behalf of Practus, LLP